Agreement No. 00079054SLA-C

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDED AND RESTATED CREDIT AGREEMENT (this “Agreement”), dated as of ______________________________ is entered into by and between Granite Falls Energy, LLC, Granite Falls, Minnesota, a limited liability company (the “Borrower”), and AgCountry Farm Credit Services, PCA, AgCountry Farm Credit Services, FLCA, a federally-chartered instrumentality of the United States (“Lender”).

RECITALS

(A)The Borrower and Lender are parties to that certain Credit Agreement, as amended, dated as of September 27, 2018 (the “Existing Agreement”).  Pursuant to the terms of the Existing Agreement, the parties entered into one or more Promissory Notes thereunder (the “Existing Promissory Note(s)”).  The Borrower and Lender now desire to amend and restate the Existing Agreement and to apply this Agreement to the Existing Promissory Note(s), as well as any new Promissory Note(s) that may be issued hereunder.  For that reason and for valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Borrower and Lender hereby agree that the Existing Agreement will be amended and restated by this Agreement.

In consideration of the agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower and Lender agree as follows:

1Defined Terms; Accounting Principles.  Certain capitalized terms used in this Agreement bear the definitions given to them in this Agreement.  References to accounting standards are to United States generally accepted accounting principles, consistently applied (the “Accounting Standards”).
ARTICLE 2The Facilities.
2.1Promissory Note.  In the event the Borrower desires to borrow from Lender and Lender is willing to lend to the Borrower, or in the event the parties desire to consolidate any existing loans hereunder, the parties will enter into a promissory note (a “Promissory Note”).  Each Promissory Note will set forth Lender’s commitment to make a loan or loans to the Borrower, the amount of the loan(s), the purpose of the loan(s), the interest rate or rate options applicable to the loan(s), the repayment terms of the loan(s), and any other terms and conditions applicable to the particular loan(s).  Each Promissory Note will also contain the Borrower’s promise to make payments of interest on the unpaid principal balance of the loan(s), and fees and premiums, if any, and to repay the principal balance of the loan(s).  Each loan will be governed by the terms and conditions contained in this Agreement and in the Promissory Note relating to that loan.
2.2Sale of Participation Interests and Appointment of Administrative Agent.  The Borrower acknowledges that concurrent with the execution of this Credit Agreement and related  Promissory Note(s), Lender is selling a participation interest in this Credit Agreement and each Promissory Note to CoBank, FCB, an affiliate of CoBank, ACB (“CoBank”).  Pursuant to an Administrative Agency Agreement and Intercreditor Agreement dated of even date herewith (“Agency Agreement”), Lender has appointed CoBank as Administrative Agent (“Agent”) in place of Lender hereunder and under each Promissory Note and any security documents to be executed hereunder.  All advances of funds hereunder shall be made by Agent, all repayments by the Borrower hereunder shall be made to Agent, and all notices to be made to Lender hereunder shall be made to Agent.  Agent shall be solely responsible for the administration of this agreement, each Promissory Note and the security documents to be executed by the

Borrower hereunder and the enforcement of all rights and remedies of Lender hereunder and thereunder.  The Borrower acknowledges the appointment of Agent and consents to such appointment.
2.3Availability.  Loans will be made available on any day on which Agent and the Federal Reserve Banks are open for business (a “Business Day”) upon the telephonic or written request of an authorized employee of the Borrower.  Requests for loans must be received by 12:00 p.m. Denver, Colorado time on the date the loan is desired.  Loans will be made available by wire transfer of immediately available funds.  Wire transfers will be made to such account or accounts as may be authorized by the Borrower.
2.4Security.  The Borrower’s obligations under this Agreement, each Promissory Note, and each interest rate swap, hedge, cap, collar, forward fix or similar agreement, including any master agreement published by the International Swap and Derivatives Association, Inc., between the Borrower and Lender and/or CoBank, designed to protect the Borrower from fluctuations in interest rates (the “Interest Rate Agreement”) will be secured by a statutory first lien on all equity that the Borrower may now own or hereafter acquire or be allocated in Lender (including Lender’s parent company, as applicable) and/or CoBank.  In addition, except as otherwise provided in a Promissory Note or in a closing instruction letter signed by the parties (an “Instruction Letter”), the Borrower’s obligations hereunder and under each Promissory Note will be:
(a)secured by a first priority lien (subject only to exceptions approved in writing by Agent) on all real and personal property of the Borrower, whether now existing or hereafter acquired.  The Borrower agrees to take such steps, including, without limitation, the execution and recordation or filing, as applicable, of mortgages, deeds of trust, security agreements, intercreditor or parity agreements, pledge agreements, control agreements, financing statements, and amendments to any of the foregoing, and such other instruments and documents as Agent may require to enable Agent to obtain, perfect, and maintain a lien on such property, and the payment of any applicable mortgage recording, documentary stamp, or intangible taxes; and
(b)guaranteed by an unsecured or secured, limited or continuing guarantee of payment, in form and substance and from such parties as may be required by Agent from time to time. If Agent requires such guarantee(s) to be secured by lien on the real and/or personal property of a guarantor (a “Guarantor”), Borrower will cause each Guarantor to take such steps, including, without limitation, the execution and recordation or filing, as applicable, of mortgages, deeds of trust, security agreements, pledge agreements, control agreements, financing statements, and amendments to any of the foregoing, and such other instruments and documents as Agent may require to enable Agent to obtain, perfect, and maintain a lien on such property, and the payment of any applicable mortgage recording, documentary stamp, or intangible taxes.
(c)In addition, the Borrower agrees, as may be required by Agent from time to time, to provide to Agent ALTA lender’s policies of title insurance in face amounts and from title companies acceptable to Agent insuring the lien under any mortgage or deed of trust granted by the Borrower or any Guarantor to Agent and Lender. The Borrower agrees to pay the cost of such title policies, together with such endorsements as may be reasonably requested by Agent.
2.5Payments Generally.  The Borrower’s obligation to repay each loan will be evidenced by a Promissory Note.  Agent will maintain a record of all loans, the interest accrued thereon, and all payments made with respect thereto, and such record will, absent proof of manifest error, be conclusive evidence of the outstanding principal and interest on the loans.  Payments under each Promissory Note will be made by wire transfer of immediately available funds, by check, or by automated clearing house (ACH) or other similar cash handling processes as specified by separate agreement between the Borrower and Agent.  Wire transfers will be made to ABA No. 307088754 for advice to and credit of “CoBANK” (or to such other account as Agent may direct by notice).  The Borrower will give Agent telephonic notice no later than 12:00 p.m. Denver, Colorado time on the day the Borrower intends to pay by wire of such intent, and funds received after 3:00 p.m. Denver, Colorado time will be credited on the next Business Day.  Checks will be mailed to CoBANK, Department 167, Denver, Colorado 80291-0167 (or to such other place as Agent may direct by notice).  Credit for payment by check will not be given until the later of the next Business Day after receipt of the check or the day on which Agent receives immediately available funds. If any installment of principal or interest is due on a date that is not a Business Day, then such installment will be due and payable on the next Business Day.
2.6Broken Funding Surcharge.  Notwithstanding the terms of any Promissory Note giving the Borrower the right to repay any loan prior to the date it would otherwise be due and payable, the Borrower agrees to provide three Business Days’ prior written notice for any prepayment of a fixed rate balance and to pay to Agent a broken funding surcharge in the amount set forth below in the event the Borrower:  (a) repays any fixed rate balance prior to the last day of its fixed rate period (whether such payment is made voluntarily, as a result of an acceleration, or otherwise); (b) converts any fixed rate balance to another fixed rate or to a variable rate prior to the last day of the fixed rate period applicable to such balance; or (c) fails to borrow any fixed rate balance on the date scheduled therefor.  The surcharge will be in an amount equal to the greater of (1) the present value of any funding losses imputed by Lender and/or Agent to have been incurred as a result of such payment, conversion or failure or (2) $300.00.  Any prepayment or cancellation of the commitments in part or whole due to refinancing on or before October 1, 2023 will result in a prepayment premium of Two Percent (2%) of the total amount of commitments in effect.  Notwithstanding the foregoing, in the event any fixed rate balance is repaid as a result of the Borrower refinancing the loan with another lender or by other means, then in lieu of the foregoing, the Borrower will pay to Agent a surcharge in an amount sufficient (on a present value basis) to enable Lender and/or Agent to maintain the yield it would have earned during the fixed rate period on the amount repaid.  Any surcharge will be determined and calculated in accordance with methodology established by Lender and Agent, copies of which will be made available upon request.  Notwithstanding the foregoing, in the event of a conflict between the provisions of this section and of the broken funding charge section of a forward fix agreement between Agent and the Borrower, the provisions of the forward fix agreement will control.
2.7Taxes; Change in Law.  Any payment by the Borrower to Agent will be made net of any taxes (other than income and similar taxes imposed on or measured by Lender’s and/or Agent’s overall net income).  If any change in any law, rule, regulation, code, ordinance, order or the like to which the Borrower is subject, including, without limitation, all laws relating to environmental protection, and taxes (collectively, “Laws”), increases the cost of making or maintaining any loan (or any associated commitment to lend), or reduces the amount received or receivable by Agent hereunder then, upon request, the Borrower will pay to Agent such additional amount as will compensate Lender and/or Agent for such additional costs incurred or reduction suffered.
ARTICLE 3Conditions Precedent.
3.1Conditions to Initial Promissory Note.  Lender’s obligation to extend credit under the initial Promissory Note hereunder is subject to the condition precedent that Agent receive, in form and substance satisfactory to Agent, each of the following:
(a)This Agreement.  A duly executed copy of this Agreement, the other Loan Documents (as defined below), the Instruction Letter accompanying this Agreement, and all instruments and documents contemplated hereby and thereby.

(b)Banking Service Agreements.  A duly completed and executed copy of any banking service agreement, including any agreement relating to the provision by CoBank of cash management services, required by Agent from time to time.  Agent will be entitled to rely on (and will incur no liability to the Borrower in acting on) any request or direction furnished in accordance with the terms thereof.
3.2Conditions to Each Promissory Note.  Lender’s obligations to extend credit under each Promissory Note hereunder, including the initial Promissory Note, is subject to the condition precedent that Agent receive, in form and substance satisfactory to Agent, each of the following:
(a)Promissory Note.  A duly executed copy of the Promissory Note and all instruments and documents contemplated by the Promissory Note.
(b)Instruction Letter.  Any and all items or requirements detailed in an Instruction Letter.
(c)Evidence of Perfection.  Such evidence as Agent may require that it has duly perfected liens as required under this Agreement.
(d)Evidence of Authority.  Such certified board resolutions, certificates of incumbency, and other evidence that Agent may require that the Promissory Note, all instruments and documents executed in connection therewith, and, in the case of the initial Promissory Note hereto, this Agreement, the other Loan Documents (as defined below) and all instruments and documents executed in connection herewith and therewith, including any security documents, have been duly authorized and executed.
(e)Fees and Other Charges.  Any fees or other charges provided for herein, in the Promissory Note or in any invoice provided by Agent.
(f)Insurance.  Such evidence as Agent may require that the Borrower is in compliance with Section 5.4 below.
3.3Conditions to Each Loan.  Lender’s obligation under each Promissory Note to make any loan to the Borrower thereunder is subject to the condition that no “Event of Default” (as defined in Section 8.1 below) or event that, with the giving of notice and/or the passage of time and/or the occurrence of any other condition, would ripen into an Event of Default (a “Potential Default”) will have occurred and be continuing or would be caused by the making of such loan.
ARTICLE 4Representations and Warranties.
The execution by the Borrower of this Agreement and each Promissory Note hereunder, or any renewal or extension by Agent on behalf of Lender of any Promissory Note hereunder, will constitute a representation and warranty by the Borrower that:
4.1Instruction Letter; Loan Documents.  Each representation and warranty and all information set forth in any Instruction Letter and/or any of the Loan Documents (as defined below) and/or any other document submitted in connection with, or to induce Lender to enter into, such Promissory Note is correct in all material respects as of the date of such Promissory Note.
4.2Compliance; Legal Proceedings.  Each Loan Party (as defined below) and its Subsidiaries (as defined below) and all property owned or leased or proposed to be acquired with the proceeds of any Promissory Note hereunder by each Loan Party and/or its Subsidiaries and all of its/their operations are in compliance with all applicable Laws and the terms of the Loan Documents and no Event of Default or Potential Default exists or is continuing.  In addition, there are no pending legal, arbitration, or governmental actions or proceedings to which any Loan Party or any Subsidiary is a party or to which any of its or any Subsidiaries’ property is subject which, if adversely determined, might have a material adverse effect on the financial condition, operations, properties, profits, or business of any Loan Party or any Subsidiary, and to the best of each Loan Party’s knowledge, no such actions or proceedings are threatened or contemplated.  “Loan Party” means the Borrower and any Guarantor.
4.3Organization; Good Standing.  Each Loan Party (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has the lawful power to own or lease its properties and to engage in the business it conducts or proposes to conduct, and (c) is duly qualified and in good standing in each jurisdiction where the property owned or leased by it or the nature of the business transacted by it makes such qualification necessary.
4.4Binding Agreement.  The Loan Documents constitute legal, valid, and binding obligations of each Loan Party that are enforceable in accordance with their terms.
4.5Conflicting Agreements.  Neither this Agreement nor any Promissory Note, Interest Rate Agreement, or other instrument or document securing or otherwise relating hereto or to any Promissory Note (each a “Loan Document” and collectively, at any time, the “Loan Documents”) conflicts with, or constitutes (with or without the giving of notice and/or the passage of time and/or the occurrence of any other condition) a default under, any other agreement to which the Borrower is a party or by which it or any of its property may be bound or affected, and does not conflict with any provision of its bylaws, articles of incorporation or other organizational documents.
4.6Consents and Approvals.  No consent, permission, authorization, order or license of any governmental authority or of any party to any agreement to which each Loan Party is a party or by which it or any of its property may be bound or affected, is necessary in connection with the project, acquisition or other activity being financed by such Promissory Note, or the execution, delivery, performance or enforcement of any Loan Document, except as have been obtained and are in full force and effect.
4.7Budgets; Full Disclosure.  All budgets, projections, feasibility studies, and other documentation submitted by the Borrower or its Affiliates (as defined below) to Agent in connection with, or to induce Lender to enter into, such Promissory Note are based upon assumptions that are reasonable and realistic, and as of the date of such Promissory Note, no fact has come to light, and no event has occurred, that would cause any assumption made therein to not be reasonable or realistic.  No Loan Document or other certificate, statement, agreement, or document furnished to Agent in connection with this Agreement or any other Loan Document (a) contains any untrue statement of a material fact, or (b) fails to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.  The Borrower is not aware of any Material Adverse Change that has not been disclosed in writing to Agent.  “Affiliate” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency, (1) that directly or indirectly controls, is controlled by, or is under common control with the Borrower, (2) that beneficially owns or holds 5% or more of any class of the voting or other equity interests of the Borrower, or (3) 5% or more of any class of voting interests or other equity interests of which is beneficially owned or held, directly or indirectly, by the Borrower.  A “Material Adverse Change” means any material adverse change, as reasonably determined by Agent, in the condition, financial or otherwise, operations, business, liabilities (actual or contingent) or properties of a Loan Party or Subsidiary or in its ability to perform its obligations hereunder, under any security instrument or document, or under any other Loan Document.
4.8Accurate Financial Information.  Each submission of financial information or documents relating to a Loan Party will constitute a representation and warranty by the Loan Party that such information and documents (a) are true and accurate in all material respects, and (b) do not fail to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, and (c) have been reviewed by a Principal Financial Officer of the Borrower or, as applicable, the relevant Loan Party.  As used herein, the term “Principal Financial Officer” means an officer of the applicable Loan Party responsible for overseeing the financial activities of the Loan Party.
4.9ERISA.  The Borrower and its Subsidiaries are in compliance in all material respects with the applicable provisions of the Employee Retirement Income Security Act of 1974, and the regulations and published interpretations thereunder from time to time (“ERISA”).
4.10Margin Stock.  No Loan Party is not engaged or intends to engage principally, or as one of its important activities, in the business of extending credit for the purpose, immediately, incidentally or ultimately, of purchasing or carrying margin stock (within the meaning of Regulation U, T or X as promulgated by the Board of Governors of the Federal Reserve System of the United States of America (the “Board”)).  No part of the proceeds of any loan made by Lender to the Borrower has been or will be used, immediately, incidentally or ultimately, to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or in any way that is inconsistent with the provisions of the regulations of the Board.  No Loan Party or any Subsidiary of any Loan Party holds or intends to hold margin stock in such amounts that more than 25% of the reasonable value of the assets of any Loan Party or Subsidiary of any Loan Party are or will be represented by margin stock.
ARTICLE 5Affirmative Covenants.
Unless otherwise agreed to in writing by Agent, while this Agreement is in effect, the Borrower agrees to, and with respect to Sections 5.3, 5.4, 5.5, and 5.8, agrees to cause each subsidiary, if any, listed on SCHEDULE 5.0 attached hereto (singularly a “Subsidiary”, and collectively the “Subsidiaries”) to:

5.1Reports and Notices.  Furnish to Agent:
(a)Annual Financial Statements.  As soon as available, but in no event more than 120 days after the end of each fiscal year of the Borrower occurring during the term hereof, annual consolidated and consolidating financial statements of the Borrower and its consolidated Subsidiaries, prepared in accordance with the Accounting Standards.  Such financial statements will:  (1) be audited by independent certified public accountants selected by the Borrower and acceptable to Agent; (2) be accompanied by a report of such accountants containing an opinion thereon acceptable to Agent; (3) be prepared in reasonable detail and in comparative form; and (4) include a balance sheet, a statement of income, a statement of retained earnings, a statement of cash flows, and all notes and schedules relating thereto.
(b)Interim Financial Statements.  As soon as available, but in no event more than 30 days after the end of each month, a consolidated and consolidating balance sheet of the Borrower and its consolidated Subsidiaries, as of the end of such month, a consolidated and consolidating statement of income for the Borrower and its consolidated Subsidiaries, for such period and for the period year to date, and such other interim statements as Agent may specifically request, all prepared in reasonable detail and in comparative form in accordance with the Accounting Standards; and, if required by written notice from Agent, certified by a Principal Financial Officer of the Borrower.
(c)Notice of Default.  Promptly after becoming aware thereof, notice of the occurrence of an Event of Default or a Potential Default, including, without limitation, any error in the Borrower’s financial information previously provided to Agent and the occurrence of any breach, default, event of default or event that, with the giving of notice and/or the passage of time and/or the occurrence of any other condition, would become a breach, default or event of default under any loan agreement, indenture, mortgage, or other credit or security agreement or instrument to which a Loan Party is a party or by which it or any of its property may be bound or affected.
(d)Notice of Litigation, Environmental Matters, Etc.  Promptly after becoming aware thereof, notice of:  (1) the commencement of any action, suit or proceeding before any court, arbitrator or governmental department, commission, board, bureau, agency, or instrumentality having jurisdiction over any Loan Party or any Subsidiary, that, if adversely decided, could result in a Material Adverse Change; (2) the receipt of any notice, indictment, pleading or other communication alleging a condition that may require any Loan Party or any Subsidiary to undertake or to contribute to a clean-up or other response under any environmental Law, or that seeks penalties, damages, injunctive relief, criminal sanctions or other relief as a result of an alleged violation of any such Law, or that claims personal injury or property damage as a result of environmental factors or conditions; and (3) any matter that could cause a Materal Adverse Change, including any decision of any regulatory authority or commission.
(e)Notice of Certain Events.  (1) Notice at least 30 days prior thereto, of any change in the Borrower’s name or corporate structure; (2) notice at least 30 days prior thereto, of any change in the Borrower’s organizational documents or membership and marketing agreements (or similar documents), which changes must be approved in writing by Agent in its reasonable discretion; (3) notice at least 30 days prior thereto, of any change in the principal place of business of the Borrower or the office where its records concerning its accounts are kept; and (4) as soon as available after any changes thereto, copies of the Borrower’s organizational documents or membership and marketing agreements (or similar documents), in each case certified by the Borrower’s Secretary or equivalent officer acceptable to Agent.
(f)Compliance Certificates.  Together with each set of financial statements furnished to Agent pursuant to Section 5.1(a) and Section 5.1(b) above, as applicable, a certificate of a Principal Financial Officer of the Borrower, in form and content acceptable to Agent:  (1) certifying that no Event of Default or Potential Default occurred during the period covered by such statement(s) or, if an Event of Default or Potential Default occurred, a description thereof and of all actions taken or to be taken to remedy same; and (2) setting forth calculations showing compliance with the financial covenants set forth in Article 7 below.
(g)Annual Budgets.  On or before the date that is 30 days before the end of each fiscal year of the Borrower occuring during the term hereof, copies of the Borrower's board approved annual budgets and forecasts of operations and capital expenditures.
5.2Instruction Letter.  Comply with any and all requirements detailed in an Instruction Letter.
5.3Corporate Existence, Etc.  Preserve and keep in full force and effect its existence and good standing in the jurisdiction of its incorporation or formation, qualify and remain qualified to transact business in all jurisdictions where such qualification is required, and obtain and maintain all licenses, certificates, permits, authorizations, approvals, and the like that are material to the conduct of its business or required by any Law.
5.4Insurance.  Maintain insurance with reputable and financially sound insurance companies or associations, including self-insurance to the extent customary, acceptable to Agent in such amounts and covering such risks as are usually carried by companies engaged in the same or similar business and similarly situated, and make such increases in the type or amount of coverage as Agent may reasonably request.  All such policies insuring any collateral for the Borrower’s obligations to Lender and Agent will have additional insured, mortgagee and lender’s loss payee clauses or endorsements, as applicable, in form and substance satisfactory to Agent.  At Agent’s request, the Borrower agrees to deliver to Agent such proof of compliance with this section as Agent may require.
5.5Property Maintenance.  Maintain in good repair, working order and condition (ordinary wear and tear excepted) in accordance with the general practice of other businesses of similar character and size, all of those properties useful or necessary to its business, and make all alterations, replacements, and improvements thereto as may from time to time be necessary in order to ensure that its properties remain in good working order and condition.  The Borrower agrees that at Agent’s request, which request may not be made more than once a year, the Borrower will furnish to Agent a report on the condition of the Borrower’s property prepared by a professional engineer satisfactory to Agent.
5.6Inspection.  Permit Agent or its agents, upon reasonable notice and during normal business hours or at such other times as the parties may agree, to inspect and visit any of its properties, examine and make excerpts from its books and records, and to discuss its business affairs, finances and accounts with its officers, directors, employees, and independent certified public accountants and to conduct reviews of any collateral.  Without limiting the foregoing, the Borrower will permit Agent, through an employee of Agent or through an independent third party contracted by Agent, to conduct on an annual basis a review of the collateral covered by any security instruments or documents provided to Agent pursuant to this Agreement.  The Borrower further agrees to pay to Agent a collateral inspection fee designated by Agent and reimburse Agent all reasonable costs and expenses incurred by Agent in connection with such collateral inspection reviews performed by Agent employees or its agents.
5.7Books and Records.  Maintain and keep proper books and records of account in which full, true and correct entries of all its dealings, business and financial affairs will be made in accordance with the Accounting Standards.
5.8Compliance With Laws.  Comply in all material respects with all Laws and any patron or member investment program applicable to the Borrower.  In addition, the Borrower agrees to cause all persons occupying or present on any of its properties, and to cause each Subsidiary to cause all persons occupying or present on any of its properties, to comply in all material respects with all Laws relating to such properties.
5.9Further Assurances and Other Information.  From time to time and at its expense, execute and deliver such documents and do such other acts and things as Agent in its sole discretion may deem necessary or advisable from time to time in order to more fully carry out the provisions and purpose of the Loan Documents, including delivery of such other information regarding the condition or operations, financial or otherwise, of a Loan Party or Subsidiary as Agent may from time to time reasonably request, including, but not limited to, copies of all pleadings, notices and communications referred to in Section 5.1(d) above.
5.10Capital.
5.11Delivery of Original Loan Documents.  If executed copies of any Loan Documents are delivered to Agent as provided in Article 3 above, immediately deliver to Agent the original executed versions of such Loan Documents.
5.12Indemnity for Taxes.  At all times indemnify and hold and save Lender and Agent harmless from and against any and all actions or causes of action, claims, demands, liabilities, loss, damage or expense of whatsoever kind and nature incurred by Lender and/or Agent as a result of the non-payment of any documentary stamp tax, intangible tax, interest or penalties associated therewith or any other local, state or federal assessment required to be paid, but not paid in conjunction with the indebtedness evidenced by the Loan Documents.  The Borrower agrees to pay to Agent, its successors and assigns, all sums of money requested by Agent hereunder within ten days of such request, which Lender and/or Agent will or may advance, pay or cause to be paid, or become liable to pay, on account of or in connection with failure to pay as required by the regulations of the governmental authority so imposing said payment.  Agent will be entitled to charge for any and all disbursements made by it in good faith, under the reasonable belief that it or the Borrower is or was liable for the amount so assessed.  Any default by the Borrower in making any payments required under this covenant will constitute a payment Event of Default under the Loan Documents and Agent may, at its option, declare the entire amount of principal plus accrued interest thereon due and payable without notice or demand.
5.13ERISA.  The Borrower and its Subsidiaries, for so long as this Agreement remains outstanding, will remain in compliance in all material respects with the applicable provisions of ERISA, the failure to comply with which has or may cause a Material Adverse Change.
ARTICLE 6Negative Covenants.
Unless otherwise agreed to in writing by Agent, while this Agreement is in effect, the Borrower will not and will not permit its Subsidiaries to:
6.1Other Indebtedness.  Create, incur, assume or allow to exist, directly or indirectly, any indebtedness or liability for borrowed money (including trade or bankers’ acceptances), letters of credit, or for the deferred purchase price of property or services (including leases that should be capitalized on the books of the lessee in accordance with the Accounting Standards), except for:
(a)debt to Lender and/or CoBank.
(b)accounts payable to trade creditors incurred in the ordinary course of business.
(c)current operating liabilities (other than for borrowed money) incurred in the ordinary course of business.
(d)capitalized leases with Farm Credit Leasing Services Corporation.
(e)debt of the Borrower to Project Hawkeye, L.L.C., provided that such debt is or will be subordinated to all indebtedness of the Borrower to Lender, pursuant to a subordination agreement dated August 2, 2017 among Lender, CoBank and Borrower (the “Subordination Agreement”).
(f)debt of the Borrower to other lenders and finance companies in an aggregate amount not to exceed $500,000.00.
6.2Contingent Liabilities.  Assume, guarantee, become liable as a surety, endorse, contingently agree to purchase, or otherwise be or become liable, directly or indirectly (including, but not limited to, by means of a maintenance agreement, an asset or stock purchase agreement, or any other agreement designed to ensure any creditor against loss), for or on account of the obligation of any person or entity, except:
(a)by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of the Borrower’s business.
6.3Liens.  Create, incur, assume, or allow to exist any mortgage, deed of trust, pledge, lien (including the lien of an attachment, judgment, or execution), security interest, or other encumbrance of any kind upon any of its property, real or personal (collectively, “Liens”).  The foregoing restrictions will not apply to:

(a)Liens in favor of Lender and/or CoBank.
(b)Liens for taxes, assessments, or governmental charges that are not past due.
(c)Liens and deposits under workers’ compensation, unemployment insurance, and social security Laws.
(d)Liens and deposits to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), and like obligations arising in the ordinary course of business as conducted on the date hereof.
(e)Liens imposed by Law in favor of mechanics, materialmen, warehousemen, and like persons that secure obligations that are not past due.
(f)Easements, rights-of-way, restrictions, and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use, and enjoyment of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto.
(g)Liens in favor of Farm Credit Leasing Services Corporation.
(h)Liens existing on the date hereof in favor of Project Hawkeye, L.L.C. secured only with the lien on stock of Ring-neck Energy & Feed, LLC and per the existing Subordination Agreement.
(i)Liens in favor of other lenders and finance companies to secure indebtedness permitted hereunder.
(j)purchase money security interests in inventory provided by Danisco US Inc. (or other providers) in the ordinary course of business.
6.4Transactions with Affiliates.  Enter into any transaction with any Affiliate except in the ordinary course of and pursuant to the reasonable requirements of its business and upon fair and reasonable terms no less favorable to it than it would obtain in a comparable arm’s-length transaction with a person or entity that was not an Affiliate.
6.5Loans and Investments.  Make any loan or advance to any person or entity, or purchase any capital stock, obligations or other securities of, make any capital contributions to, or otherwise invest in any person or entity, or form or create any partnerships or joint ventures, except:
1trade credit extended in the ordinary course of business.
2equity in, or obligation of, Lender and/or CoBank.
(a)investments by the Borrower in the stock or other equities of Heron Lake BioEnergy, LLC and Project Viking, LLC, plus future retained earnings.
(b)investments by the Borrower in the stock or other equities of Ring-neck Energy & Feed, LLC, provided that the aggregate amount of all such investments may not exceed $7,500,000.00 at any one time outstanding, plus future retained earnings.

(c)investments by the Borrower in the stock or other equities of Harvestone Group, LLC, provided that the aggregate amount of all such investments may not exceed $2,000,000.00 at any one time outstanding, plus future retained earnings.
(d)investments existing as of the date hereof, plus future retained earnings.
(e)investments in or creation of partnerships or joint ventures engaged in the acquisition, storage or processing of materials required for the production of ethanol, or joint ventures or partnerships engaged in the production, storage, transportation or marketing of ethanol or co-products from the production of ethanol.
6.6Dividends and Distributions.  Declare or pay any dividends, or make any distribution of assets to the stockholders, or purchase, redeem, retire or otherwise acquire for value any of its capital stock, or allocate or otherwise set apart any sum for any of the foregoing, except that in fiscal year 2023 and each fiscal year thereafter of the Borrower, the Borrower may:
(a)make distributions in an amount up to 50.00% of its reported profit for the prior fiscal year provided Borrower is in compliance with all terms of this Agreement and provided that no Event of Default or Potential Default will have occurred; and
(b) make distributions in addition to distributions allowed above in Section 6.6(a) provided that:
(1) no Event of Default or Potential Default will have occurred and be continuing or would result therefrom;
(2) Borrower’s working capital, pre and post distribution, remains above $26,000,000.00; and
(3)(3) the aggregate distibutions allowed for in this section do not exceed 75.00% of Borrower’s reported profit for the prior fiscal year.
6.7Mergers, Acquisitions, Etc.  Merge or consolidate with any other entity or acquire all or a material part of the assets of any other person or entity, or form or create any new Subsidiary, or commence operations under any other name, organization, or entity, including any joint venture.
6.8Transfer of Assets.  Sell, transfer, lease, or otherwise dispose of any of its assets, except:  (a) in the ordinary course of business; and (b) the sale, transfer or disposal of any obsolete or worn-out assets that are no longer necessary or required in the conduct of the Borrower’s business.
6.9Change in Business.  Engage in any business activities or operations substantially different from or unrelated to the Borrower’s present business activities or operations.
6.10Use of Proceeds.  Use the proceeds of any loan made by Lender to the Borrower, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the Board) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.
6.11Capitalized and Operating Leases.  Create, incur, assume, or permit to exist any obligation as lessee under operating leases for the rental or hire of any real or personal property or under any leases that should be capitalized in accordance with Accounting Standards except:

(a)	railroad leases.
(b)	leases with Farm Credit Leasing Services Corporation.
(c)	railcar leases provided however, such leases will not exceed an initial or extended term of 120 months.
(d)	other leases which do not in the aggregate require the Borrower or any Subsidiary to make scheduled payments to the lessors in any fiscal year of the Borrower in excess of $100,000.00.
ARTICLE 7Financial Covenants. Unless otherwise agreed to in writing by Agent, while this Agreement is in effect:

7.1Working Capital.  The Borrower will have at the end of each period for which financial statements are required to be furnished pursuant to this Agreement an excess of consolidated current assets over consolidated current liabilities of not less than $20,000,000.00, except (a) that in determining current liabilities, capitalized leases are to be excluded and (b) except that in determining current assets, any amount available under any revolving term promissory note with Lender hereunder (less the amount that would be considered a current liability if fully advanced hereto) may be included (all as determined in accordance with the Accounting Standards).
7.2Debt Service Coverage Ratio.  The Borrower will have at the end of each fiscal year of the Borrower beginning with fiscal year end October 31, 2022 a Debt Service Coverage Ratio (as defined below) for such year of not less than 1.75 to 1.00.  For purposes hereof, “Debt Service Coverage Ratio” means: (a)  net income (after taxes), plus depreciation and amortization, minus non-cash dividends/distributions received, minus extraordinary gains (plus losses), minus gain (plus loss) on asset sale; divided by (b) $4,700,000.00 (all as determined in accordance with the Accounting Standards).
ARTICLE 8Default.
8.1Each of the following will constitute an “Event of Default” hereunder:
(a)Payment Default.  The Borrower should fail to make any payment to Agent when due, or should fail to purchase any equity in Agent and/or Lender or Lender’s parent Association as and when required by the Capital Plan and/or Bylaws of Agent and/or Lender or its parent Association.
(b)Representations and Warranties.  Any representation, warranty, certification or statement of fact made at any time by the Borrower, herein or in any other Loan Document, or in any certificate, other instrument or statement furnished to Agent by or on behalf of the Borrower, will have been false or misleading in any material respect as of the time it was made or furnished.
(c)Covenants.  The Borrower will default in the observance or performance of any covenant set forth in Article 5 (other than Sections 5.1(c), 5.1(d), 5.1(e)(1), 5.1(e)(2), and 5.2 above), and such default continues for 30 days after written notice thereof will have been delivered to the Borrower by Agent.
(d)Other Covenants and Agreements.  The Borrower will default in the observance or performance of Sections 5.1(c), 5.1(d), 5.1(e)(1), 5.1(e)(2), and 5.2 or any other covenant or agreement contained herein or in any other Loan Document or if Borrower uses the proceeds of any loan for any unauthorized purpose.
(e)Cross Default.  Any Loan Party should, after any applicable grace period, breach or be in default under the terms of any other Loan Document (including, without limitation, any security instrument or document) or any other agreement between any Loan Party and Lender or CoBank, or between any Loan Party and any Affiliate of Lender or CoBank, including without limitation Farm Credit Leasing Services Corporation.
(f)Other Indebtedness.  Any Loan Party or Subsidiary should fail to pay when due any indebtedness to any other person or entity for borrowed money or any long-term obligation for the deferred purchase price of property (including any capitalized lease), or any other event occurs that, under any agreement or instrument relating to such indebtedness or obligation, has the effect of accelerating or permitting the acceleration of such indebtedness or obligation, whether or not such indebtedness or obligation is actually accelerated or the right to accelerate is conditioned on the giving of notice, the passage of time, or otherwise.
(g)Judgments.  A judgment, decree, or order for the payment of money will have been rendered against any Loan Party and either:  (1) enforcement proceedings will have been commenced; (2) a Lien prohibited by this Agreement, any security instrument, or any other Loan Document, will have been obtained; or (3) such judgment, decree, or order will continue unsatisfied and in effect for a period of 30 consecutive days without being vacated, discharged, satisfied, bonded, or stayed pending appeal.
(h)Loan Document Unenforceable.  Any of the Loan Documents ceases to be a legal, valid, and binding agreement enforceable against any Loan Party or is in any way terminated (except in accordance with its terms) or becomes or is declared ineffective or inoperative.
(i)Revocation of Guaranty.  Any guaranty, suretyship, subordination agreement, maintenance agreement, or other agreement furnished in connection with the Borrower’s obligations hereunder and under any Promissory Note will, at any time, cease to be in full force and effect, or will be revoked or declared null and void, or the validity thereof will be contested by the Guarantor, surety or other maker thereof, or the Guarantor will deny any further liability or obligations thereunder, or will fail to perform its obligations thereunder, or any representation or warranty set forth therein will be breached, or the Guarantor will breach or be in default under the terms of any other agreement with Lender and/or Agent (including any loan agreement or security agreement), or a default set forth in sections (f) through (h) will occur with respect to the Guarantor.
(j)Insolvency, Etc.  Any Loan Party or Subsidiary will:  (1) become insolvent or will generally not, or will be unable to, or will admit in writing its inability to, pay its debts as they become due; or (2) suspend its business operations or a material part thereof or make an assignment for the benefit of creditors; or (3) apply for, consent to, or acquiesce in the appointment of a trustee, receiver, or other custodian for it or any of its property; or (4) have commenced against it any action or proceeding for the appointment of a trustee, receiver, or other custodian and such action or proceeding is not dismissed within 30 days of the date thereof, or a trustee, receiver, or other custodian is appointed for all or any part of its property; or (5) receive notice from any regulatory or governmental authority to the effect that such authority intends to replace the management of any Loan Party or assume control over any Loan Party or Subsidiary; or (6) commence or have commenced against it any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, or liquidation law of any jurisdiction.
(k)Material Adverse Change.  Any Material Adverse Change occurs, as reasonably determined by Agent.

8.2Remedies. Upon the occurrence and during the continuance of an Event of Default or Potential Default, neither Lender nor Agent will have any obligation to extend or continue to extend credit to the Borrower and may discontinue doing so at any time without prior notice or other limitation.  In addition, upon the occurrence and during the continuance of any Event of Default, Lender and Agent may, upon notice to the Borrower:
(a)Termination and Acceleration.  Terminate any commitment and declare the unpaid principal balance of the loans, all accrued interest thereon, and all other amounts payable under this Agreement, each Promissory Note, and all other Loan Documents to be immediately due and payable.  Upon such a declaration, the unpaid principal balance of the loans and all such other amounts will become immediately due and payable, without protest, presentment, demand, or further notice of any kind, all of which are hereby expressly waived by the Borrower.
(b)Enforcement.  Proceed to protect, exercise, and enforce such rights and remedies as may be provided by this Agreement, any security instrument or document, any other Loan Document, or under Law.  Each and every one of such rights and remedies will be cumulative and may be exercised from time to time, and no failure on the part of Lender or Agent to exercise, and no delay in exercising, any right or remedy will operate as a waiver thereof, and no single or partial exercise of any right or remedy will preclude any future or other exercise thereof, or the exercise of any other right.  Without limiting the foregoing, Agent may hold and/or set off and apply against the Borrower’s obligations to Lender the proceeds of any equity in Lender or Lender’s parent Association, any cash collateral held by Lender or Agent, or any balances held by Lender or Agent for the Borrower’s account (whether or not such balances are then due).
(c)Application of Funds.  Agent may apply all payments received by it to the Borrower’s obligations to Lender in such order and manner as Agent may elect in its sole discretion.
(d)Interest upon Default.  In addition to the rights and remedies set forth above and notwithstanding any Promissory Note:  (1) upon the occurrence and during the continuance of an Event of Default, at Lender and/or Agent’s option in each instance, the entire indebtedness outstanding hereunder and under each Promissory Note will bear interest from the date of such Event of Default until such Event of Default will have been waived or cured in a manner satisfactory to Lender and Agent at 4.00% per annum in excess of the rate(s) of interest that would otherwise be in effect on that loan under the terms of the applicable Promissory Note; and (2) after the maturity of any loan (whether as a result of acceleration or otherwise), the unpaid principal balance of such loan (including without limitation, principal, interest, fees and expenses) will automatically bear interest at 4.00% per annum in excess of the rate(s) of interest that would otherwise be in effect on that loan under the terms of the Promissory Note.  All interest provided for herein will be payable on demand and will be calculated on the basis of a year consisting of 360 days.
ARTICLE 9Expenses; Indemnification; Damage Waiver.
9.1Costs and Expenses.  To the extent allowed by Law, the Borrower agrees to pay all reasonable out-of-pocket costs and expenses (including the fees and expenses of counsel retained or employed by Lender and/or Agent) incurred by Lender and/or Agent and any participants of Lender and/or Agent in connection with the origination, administration, collection and enforcement of this Agreement and the other Loan Documents, including, without limitation, all costs and expenses incurred in obtaining, perfecting, maintaining, determining the priority of, and releasing any security for the Borrower’s obligations to Lender and/or Agent, and any stamp, intangible, transfer or like tax incurred in connection with this Agreement or any other Loan Document or the recording hereof or thereof.

9.2Indemnification.  The Borrower indemnifies Lender, Agent, each of their Affiliates and each of its and their respective officers, directors, employees, agents and advisors (each an “Indemnitee”) against, and holds each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including fees and expenses of employed or retained counsel) incurred by any Indemnitee or asserted against any Indemnitee by any third party arising out of or as a result of (a) the execution or delivery of any Loan Document, the performance or nonperformance by the Borrower of its obligations under any Loan Document or the consummation of the transactions contemplated thereby, including the use of the proceeds therefrom, (b) breach of representations, warranties or covenants of the Borrower under any Loan Document, or (c) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, including any such items or losses relating to or arising under environmental Laws or pertaining to environmental matters, regardless whether any Indemnitee is a party thereto; provided that such indemnity will not, as to an Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.
9.3Waiver of Consequential Damages.  To the fullest extent permitted by applicable Law, the Borrower will not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages arising out of, in connection with, or as a result of, any Loan Document, the transactions contemplated thereby or the use of the proceeds thereof.
ARTICLE 10Miscellaneous.
10.1Amendments; Waivers; Etc.  No amendment, modification, or waiver of any provision of this Agreement or the other Loan Documents, and no consent to any departure by the Borrower herefrom or therefrom, will be effective unless approved by Agent and contained in a writing signed by or on behalf of Lender by Agent, and then such waiver or consent will be effective only in the specific instance and for the specific purpose for which given.  In the event this Agreement is amended or restated, each such amendment or restatement will be applicable to all Promissory Notes hereto.
10.2Notices.  All notices hereunder will be in writing and will be deemed to have been duly given when addressed to the party intended to receive the same at the address of such party set forth below (or such other address either party may specify by like notice), (a) upon delivery if personally delivered to a party at such address, (b) three days after the same is deposited in the United States mail as first class, certified mail, return receipt requested, postage paid, (c) one business day after the same has been deposited with Federal Express or another nationally recognized overnight courier service if designated for next-day delivery, and (d) upon delivery if sent by facsimile or electronic mail with confirmation of delivery of the same:

If to Lender, as follows:

AgCountry Farm Credit Services, PCA, AgCountry Farm Credit Services, FLCA

1900 44th Street South

Fargo, ND 58108

Attn: ___________________________

Fax No.: ________________________

If to Agent, as follows:

For general correspondence purposes:

P.O. Box 5110

Denver, CO 80217-5110

For direct delivery purposes, when desired:

6340 S. Fiddlers Green Cir.

Greenwood Village, CO 80111-1914

Attention: Credit Information Services

Fax No.: (303) 224-6101

If to the Borrower, as follows: Granite Falls Energy, LLC , 15045 Highway 23 SE Granite Falls, Minnesota 56241 Attention: CEO

10.3Survival.  Notwithstanding anything to the contrary in this or any other Loan Document, Sections 5.12, 8.2, all of Article 9, and Section 10.7 will survive the termination of this Agreement, repayment of every Promissory Note, and the foreclosure, or any other enforcement action, of any and all security pledged pursuant to Section 2.3 above.  The representations, warranties, acknowledgments, and agreements set forth herein shall survive the date of this Agreement, but not its termination unless otherwise agreed.
10.4Effectiveness and Severability.  This Agreement will continue in effect until:  (a) all indebtedness and obligations of the Borrower under this Agreement and the other Loan Documents have been paid or satisfied; (b) Lender has no commitment to extend credit to or for the account of the Borrower under any Promissory Note; and (c) either Lender, Agent, or the Borrower sends written notice to the other parties terminating this Agreement.  Any provision of this Agreement or any other Loan Document that is prohibited or unenforceable in any jurisdiction will be ineffective to the extent of such prohibition or unenforceable without invalidating the remaining provisions hereof or thereof.
10.5Successors and Assigns.
(a)Successors and Assigns Generally.  This Agreement and the other Loan Documents will be binding upon and inure to the benefit of the Borrower, Lender, Agent and their respective successors and assigns, except that the Borrower may not assign or transfer its rights or obligations under this Agreement or the other Loan Documents without the prior written consent of Agent.
(b)Participations, Etc.  From time to time, Lender and/or Agent may sell to one or more banks, financial institutions, or other lenders a participation in one or more of the loans or other extensions of credit made pursuant to this Agreement.  However, no such participation will relieve Lender of any commitment made to the Borrower hereunder.  In connection with the foregoing, Lender and Agent may disclose information concerning the Borrower and its subsidiaries, if any, to any participant or prospective participant, provided that such participant or prospective participant agrees to keep such information confidential.  Patronage distributions in the event of a sale of a participation interest will be governed by Lender’s or Lender’s Parent Association Bylaws and Capital Plan (as each may be amended from time to time).  A sale of a participation interest may include certain voting rights of the participants regarding the loans hereunder (including without limitation the administration, servicing, and enforcement thereof).  Lender and Agent agrees to give written notification to the Borrower of any sale of a participation interest, which notifications may be given by Agent on behalf of Lender.
10.6Integration; Other Types of Credit; Counterparts.
(a)Integration.  The Loan Documents are intended by the parties to be a complete and final expression of their agreement.  Each Promissory Note will be deemed to incorporate all of the terms and conditions of this Agreement as if fully set forth therein.  Without limiting the foregoing, any capitalized term utilized in any Promissory Note (or in any amendment to this Agreement or Promissory Note) and not otherwise defined in the Promissory Note (or amendment) will have the meaning set forth herein or, if applicable, in the Accounting Standards.  In the event the Accounting Standards are changed after the date hereof, then all such changes will be applicable hereto, unless Agent otherwise specifies in writing.
(b)Other Types of Credit.  From time to time, Agent on behalf of Lender may issue letters of credit or extend other types of credit to or for the account of the Borrower.  In the event the parties desire to do so under the terms of this Agreement, then the agreement of the parties with respect thereto may be set forth in a Promissory Note and this Agreement will be applicable thereto.
(c)Counterparts.  This Agreement, each Promissory Note and any other Loan Document may be executed in counterparts, each of which will constitute an original, but all of which when taken together will constitute a single contract.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means will be as effective as delivery of a manually executed counterpart of this Agreement.
10.7Applicable Law; Submission to Jurisdiction; Service of Process; Waiver of Venue; Waiver of Jury Trial.
(a)Applicable Law.  Without giving effect to the principles of conflict of laws and except to the extent governed by federal law, the Laws of the State of Colorado, without reference to choice of law doctrine, will govern this Agreement, each Promissory Note and any other Loan Document for which Colorado is specified as the applicable law, and all disputes and matters between the parties to this Agreement, including all disputes and matters whatsoever arising under, in connection with or incident to the lending and/or leasing or other business relationship between the parties, and the rights and obligations of the parties to this Agreement or any other Loan Document by and between the parties for which Colorado is specified as the applicable law.
(b)Submission to Jurisdiction; Service of Process.  The Borrower hereby irrevocably consents to the nonexclusive jurisdiction of any state or federal court in Denver, Colorado, and consents that Lender and/or Agent may effect any service of process in the manner and at the Borrower’s address set forth herein for providing notice or demand; provided that nothing contained in this Agreement will prevent Lender and/or Agent from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any collateral or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction.

(c)Waiver of Venue.  The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for the Borrower and Lender and Agent.  The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Agreement.
(d)Waiver of Jury Trial.  The Borrower and Lender each hereby irrevocably waives any right it may have to a trial by jury in connection with any action directly or indirectly arising out of or relating to this Agreement or any other Loan Document.  Each party hereto (1) certifies that no representative, administrative agent or attorney of any other person has represented, expressly or otherwise, that such other person would not, in the event of litigation, seek to enforce the foregoing waiver and (2) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and other Loan Documents by, among other things, the mutual waivers and certifications in this section.
10.8USA Patriot Act Notice.  Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify, and record information that identifies the Borrower in accordance with the USA Patriot Act.  The Borrower covenants and agrees it will not, and agrees to cause each of its subsidiaries not to, at any time, directly or indirectly be (a) a person with whom Lender and/or Agent is restricted from doing business under any Anti-Terrorism Law, (b) engaged in any business involved in making or receiving any contribution of funds, goods or services to or for the benefit of such a person or in any transaction that evades or avoids, or has the purpose of evading or avoiding, the prohibitions set forth in any Anti-Terrorism Law, or (c) otherwise in violation of any Anti-Terrorism Law (the Borrower will and will cause each of its subsidiaries to provide to Lender and/or Agent any certifications or information that Lender and/or Agent requests to confirm compliance by the Borrower and its subsidiaries with any Anti-Terrorism Law).  “Anti-Terrorism Law” means any Law relating to terrorism or money laundering, including Executive Order No. 13224, the USA Patriot Act, the Laws comprising or implementing the Bank Secrecy Act, and the Laws administered by the United States Treasury Department’s Office of Foreign Asset Control, as any of the foregoing Laws may from time to time be amended, renewed, extended, or replaced.

SIGNATURE PAGE FOLLOWS

SIGNATURE PAGE TO CREDIT AGREEMENT

IN WITNESS WHEREOF, the parties hereto, by their duly authorized officers, have executed this Agreement.

Granite Falls Energy, LLC

By:

Name:

Title:

SIGNATURE PAGE TO CREDIT AGREEMENT

IN WITNESS WHEREOF, the parties hereto, by their duly authorized officers, have executed this Agreement.

AgCountry Farm Credit Services, PCA

By:

Name:

Title:
AgCountry Farm Credit Services, FLCA

By:

Name:

Title:

SCHEDULE 5.0 - Subsidiaries

Agreement No. 00079054SLA-C

Project Viking, L.L.C.